The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 JUN 25 AM 11:07

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

SUPPL

11th June, 2002.

Attn: Filing Desk - Stop 1-4

02042129

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 5th June 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 11th June 2002 stating that Eric Nicoli, Chairman of the Company, would be making a presentation on 11th June 2002 at the Merrill Lynch TMT conference in London.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

Enc.

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

News Release

FOR IMMEDIATE RELEASE

ER 02/18

LONDON, 11 June 2002 -- Eric Nicoli, chairman of EMI Group, is today making a presentation at the Merrill Lynch TMT conference in London.

The presentation, which will start at 10:20 am, will principally cover the fundamental strengths of the EMI Recorded Music and EMI Music Publishing businesses, and will include a discussion of the progress to date in the restructuring of the Recorded Music business.

-ENDS-

For further information contact:

Richard O'Brien, tel: 020 7667 3254
at EMI Group, London.